

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700



02002960

6 November 2001

SUPPL

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

FEB 5 2002

Exemption File 82-5204

New GKN PLC

Dear Sir,

For your information I enclose copies of announcements released to the London Stock Exchange recently.

Yours faithfully,

David Pavey
Assistant Company Secretary

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

Enc.

COMPLIANCE/SEC/COR/notification of press release

GKN plc is registered in England No. 4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL, England

GKN plc
AVS No.140700
For immediate release
Confirmation of release not required
David Pavey 01527 533295
Not a replacement announcement
Re Directorate

Executive Director's Appointment

As announced on 26 September 2001, it is confirmed that Richard J. Clowes was appointed to the Board of Directors of GKN plc with effect from 1 November 2001 as Managing Director Powder Metallurgy, OffHighway and AutoComponents.

There are no matters to be disclosed under paragraph 16.4 of the Listing Rules of the UK Listing Authority.

Seifi Ghasemi ceased to be a Director with effect from 31 October 2001 upon his resignation as Managing Director Powder Metallurgy.

G. Denham
Secretary

2 November 2001

Directors' Interests in Shares on Appointment

On appointment to the Board of GKN plc (the 'Company') on 1 November 2001, Mr. R.J. Clowes held the following interests in the shares and options to subscribe for shares in the Company:

	No. of shares
Ordinary shares of 50p each	37,892
Conditional awards* under GKN Long Term Incentive Plans:	
- 1999 award	16,150
- 2000 award	14,850
- 2001 award	72,890
Options granted under GKN Executive Share Option Schemes:	
- granted 8.4.94 at 120p per share (exerciseable 8.4.97-8.4.04)	120,000
- granted 6.4.95 at 132.29p per share (exerciseable 6.4.00-6.4.05)	33,600
- granted 21.9.01 at 242.75p per share** (exerciseable 21.9.04-20.9.11)	169,928

* The shares the subject of the conditional awards will only become capable of release to the extent that certain performance criteria are satisfied by the Company over the three year measurement period which commenced on 1 January in the year of award, and, in the case of the 2001 award, on satisfaction of a personal shareholding requirement. The shares will not be released to Mr. Clowes for a further one year after the end of the measurement period in respect of the 1999 and 2000 awards and for a further two years in respect of the 2001 award.

**The option granted in 2001 will only become exercisable to the extent that a performance condition is satisfied by the Company, the initial measurement period for which is the three year period following the financial year ending immediately before the date of grant, and on satisfaction of a personal shareholding requirement.

G. Denham
Company Secretary

6 November 2001